Foreland Refining Corporation
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Foreland Refining Corporation Management

We have reviewed the accompanying financial statements of Foreland Refining Corporation (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 23, 2025



(Unaudited) Financial Statements of

FORELAND REFINING CORPORATION

formerly, Petro Source Refining Inc.

As of December 31, 2024 and December 31, 2023

And for the period ended December 31, 2024 and Year Ended December 31, 2023

FORELAND REFINING CORPORATION
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	8,377	2,808
Restricted Cash		1,879,948	3,559,311
Accounts Receivable		1,123,897	3,517,469
Deposits and Prepaid Expenses		172,826	33,263
Inventory		3,052,949	2,340,893
Total Current Assets		6,237,997	9,453,745
Non-Current Assets:			
Property, Plant and Equipment, net	$	5,189,852	5,542,206
Operating ROU Asset		113,702	184,548
Goodwill		3,209,003	3,209,003
Total Non-Current Assets		8,512,558	8,935,757
TOTAL ASSETS		14,750,555	18,389,502
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable and Accrued Liabilities	$	2,434,541	4,074,195
Notes Payable		5,655,002	4,177,805
Line of Credit		1,260,727	3,061,698
Short-Term Lease Liability		38,422	69,777
Total Current Liabilities		9,388,693	11,383,474
Non-Current Liabilities:			
Due to Parent Corp	$	8,180,521	2,877,577
Long-Term Lease Liability		77,824	116,246
Total Non-Current Liabilities		8,258,345	2,993,823
TOTAL LIABILITIES		17,647,038	14,377,298
EQUITY			
Share Capital	$	1,000	1,000
Retained Earnings		(2,897,483)	4,011,204
TOTAL EQUITY		(2,896,483)	4,012,204
TOTAL LIABILITIES AND EQUITY	$	14,750,555	18,389,502

See Accompanying Notes to these Unaudited Financial Statements

FORELAND REFINING CORPORATION
STATEMENT OF OPERATIONS

		Year Ended December 31,	
	$	**2024**	**2023**
Revenues			
Revenue		23,364,188	50,731,283
Cost of Sales		24,900,957	48,551,025
Gross Profit		(1,536,769)	2,180,258
Operating Expenses			
Depreciation	$	5,889	3,095
General and administrative		1,468,795	485,549
Operating Lease Expense		86,001	50,164
Total Operating Expenses		**1,560,686**	**538,809**
Total Loss from Operations		**(3,097,455)**	**1,641,449**
Other Income (Expense)			
Other Income (Expense)	$	44,284	28,067
Finance Expense		(3,721,555)	(3,221,081)
Gain (Loss) on sale of assets		(25,075)	14,811
Loss on Extinguishment of Debt		(108,887)	(205,425)
Total Other Income (Expense)		**(3,811,233)**	**(3,383,628)**
Net Income (Loss)	$	**(6,908,688)**	**(1,742,179)**
Earnings Before Income Taxes, Depreciation, and Amortization		**(6,902,798)**	**(1,739,084)**
Income Tax (Benefit) Expense		-	(1,226,368)
Net Income (Loss)	$	**(6,908,688)**	**(515,811)**

See Accompanying Notes to these Unaudited Financial Statements

FORELAND REFINING CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/23	100,000	1,000	-	4,532,365	4,533,365
Prior Period Adjustment	-	-	-	(5,350)	(5,350)
Net income (loss)	-	-	-	(515,811)	(515,811)
Ending balance at 12/31/23	100,000	1,000	-	4,011,204	4,012,204
Prior Period Adjustment	-	-	-	0	0
Net income (loss)	-	-	-	(6,908,688)	(6,908,688)
Ending balance at 12/31/24	100,000	1,000	-	(2,897,483)	(2,896,483)

See Accompanying Notes to these Unaudited Financial Statements

FORELAND REFINING CORPORATION
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(6,908,688)	(515,811)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		-	(5,350)
Depreciation		950,949	722,139
Loss (gain) on sale of assets		25,075	(14,811)
Accounts Receivable		2,393,572	719,594
Deposits and Prepaid Expenses		(139,564)	19,989
Inventory		(712,055)	1,004,383
Operating ROU Asset		70,846	(184,548)
Accounts Payable and Accrued Liabilities		(1,639,653)	147,936
Short-Term Lease Liability		(31,354)	69,777
Deferred Tax Liability		-	(1,226,368)
Long-Term Lease Liability		(38,422)	116,246
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		879,394	1,368,987
Net Cash provided by (used in) Operating Activities		(6,029,294)	853,176
INVESTING ACTIVITIES			
Acquisition of Property,plant & equipment	$	(623,669)	(1,013,971)
Net Cash provided by (used in) Investing Activities		(623,669)	(1,013,971)
FINANCING ACTIVITIES			
Net Changes in Lines of Credit	$	(1,800,971)	3,061,698
Net Changes in Note Payables		1,477,197	1,282,265
Due to Parent Corp		5,302,944	(622,550)
Net Cash provided by (used in) Financing Activities		4,979,171	3,721,413
Cash at the beginning of period		3,562,120	1,500
Net Cash increase (decrease) for period		(1,673,792)	3,560,618
Cash and restricted cash at end of period		1,888,325	3,562,120

See Accompanying Notes to these Unaudited Financial Statements

Foreland Refining Corporation
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Foreland Refining Corporation ("the Company"), formerly Petro Source Resources Inc., was incorporated in Texas on May 29, 1998 and is engaged in the refining of heavy oil into diesel and other petroleum products. The company's Eagle Springs Refinery is located near Ely, Nevada. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on receivables which, when realized, have been within the range of management's expectations. Management believes that adequate provision has been made for risk of loss on all credit transactions.

In the normal course of business, the Company may provide credit terms to its customers based on their credit rating and generally require no collateral. A major customer is considered to be one that comprises more than 10% of the Company's accounts receivable or annual revenue.

Concentrations of revenues for the years ended December 31, 2024 and December 31, 2023, were as follows:

	2024	2023
Customer A	35%	33%
Customer C	23%	17%
Customer B	22%	14%

Concentrations of accounts receivable as of December 31, 2024, and December 31, 2023, were as follows:

	2024	2023
Customer B	38%	28%
Customer A	30%	18%
Customer C	27%	20%

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. These investments are considered cash equivalents if they have a maturity of three months or less from the date of acquisition. The Company's cash and cash equivalents are held in various financial institutions and are subject to the standard terms and conditions applicable to deposit accounts at those institutions. The Company had $8,377 and $2,808 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Restricted Cash

Restricted cash consists of cash amounts that are contractually restricted as to usage, and represent letters of credit with certain suppliers regarding the Eagle Springs facility crude purchases. The Company had $1,879,948 and $3,559,311 in restricted cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions about its customers' current ability to pay. Account balances are charged against the allowance when management determines that the probability for collection is remote. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2024 and 2023. The Company had $1,123,897 and $3,517,469 in accounts receivable as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of freight-in, materials, labor and overhead costs. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Allowances are recorded for slow-moving, obsolete or unusable inventory. The Company assesses inventory for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventory and the estimated net realizable value based upon assumptions about future sales and supplies on-hand. Inventory balances at December 31, 2024 and December 31, 2023 were $3,052,949 and $2,340,893, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Buildings	10	1,575,000	1,575,000
Tanks	10	2,802,500	2,802,500
Facility equipment	5-10	2,464,734	1,849,944
Computer equipment	3	17,668	17,668
Automobiles	3	160,390	176,586
Less Accumulated Depreciation		(1,830,441)	(879,492)
Totals		**$ 5,189,852**	**$ 5,542,206**

Depreciation related to assets directly involved in the manufacturing of inventory is included in the cost of sales. The remaining depreciation expense, associated with other operational assets, is classified within operating expenses. The total depreciation expense for the year ending December 31, 2024 and December 31, 2023 was $950,949 and $ 722,139, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is accounted for in accordance with ASC 350, *Intangibles-Goodwill and Other*. The Company acquired goodwill in its acquisition of Foreland. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the periods ended December 31, 2024 and 2023, the Company did not recognize an impairment related to goodwill.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenue is recognized when control of the product is transferred to the customer, typically upon delivery. The Company recognizes revenue for gasoline, diesel, VGO (Vacuum Oil Gas), kerosene, and liquid asphalt based on the specific terms of each contract. Product sales to customers are made under a purchase order (PO), or in certain cases, in accordance with the terms of a master services agreement (MSA) or similar arrangement, which defines the rights and obligations of each party.

Payment terms and conditions vary by contract, although terms generally include a requirement of payments within 30 days. The Company accounts for shipping and handling as activities to fulfill the promise to transfer the goods. As such, shipping and handling fees billed to customers in a sales transaction are recorded in sales and shipping and handling costs incurred are recorded in cost of goods sold.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses, professional fees, insurance, licenses, bank fees, utilities, vehicle maintenance, travel, membership and subscriptions, interest, and other miscellaneous expenses.

Finance Expense

Finance expense consists primarily of interest incurred on the Company's outstanding debt obligations, amortization of debt issuance costs, and other financing-related charges.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024, the Company received a capital contribution from its parent company, Sky Quarry Inc ("SQI"), in the amount of $5,302,944. The contribution was made in the form of cash and was recorded as a non-current liability. This contribution was made to support the Company's operations and improve its liquidity position. There were no services or goods exchanged in relation to this contribution, and it does not represent revenue under generally accepted accounting principles (GAAP). The total balance due to the parent company was $8,180,521 and $2,877,577 as of December 31, 2024 and 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company's accounting policy for property and equipment.

The company has commitments for two leased land rights of way rentals in Nye County, Nevada for approximately 40 acres. The total annual fee for these commitments was $4,250 as of December 31, 2024 and 2023, respectively.

<u>Operating Lease</u>

The Company follows the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases, in accounting for its operating leases. The Company entered into a lease agreement with 707 Holdings, LLC for office space, with premises located at 707 W 700 S, Suite 101, Woods Cross, Utah 84087. The lease term commences on June 1, 2023 and is valid for a period of 3 years, ending on 5/31/2026.

Shown below is the lease liability of the Company as of December 31, 2024:

	Year Ending 2024-12
Lease expense	
Operating lease expense	86,001
Total	86,001
Other Information	
Operating cash flows from operating leases	84,933
ROU assets obtained in exchange for new operating lease liabilities	-

Weighted-average remaining lease term in years for operating leases		1.42
Weighted-average discount rate for operating leases		10.25%

Maturity Analysis		Operating
	2025-12	87,481
	2026-12	36,898
Thereafter		-
Total undiscounted cash flows		124,379
Less: present value discount		(8,132)
Total lease liabilities		116,246

NOTE 5 – LIABILITIES AND DEBT

<u>Note Payable - LendSpark</u>

On June 14, 2023, Foreland entered into a business loan and security agreement with LendSpark Corporation for a $1,500,000 loan (LendSpark #1), secured by all of Foreland's assets. The loan was structured to be repaid in 44 equal weekly payments of $45,000, totaling $1,980,000, and was paid off in 2024. Subsequently, on February 19, 2024, Foreland entered into a second business loan and security agreement with LendSpark (LendSpark #2) under the same term for $1,500,000 principal with 44 weekly payments of $45,000 for total repayment of $1,980,000. This second loan was extinguished with a new LendSpark business loan and security agreement dated April 30, 2024.

On April 30, 2024, Foreland entered into a business loan and security agreement with LendSpark Corporation for a loan in the amount of $1,500,000 (LendSpark #3). The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland.

On May 16, 2024, Foreland entered into a business loan and security agreement with LendSpark Corporation for a loan in the amount of $900,000 (LendSpark #4). The loan is repaid in 40 equal weekly payments of $30,750 for total repayment of $1,215,000. The loan is secured by all of the assets of Foreland.

<u>Line of credit</u>

On December 21, 2022 Foreland entered into an Invoice Purchase and Security Agreement (the "IPSA") and Inventory Finance Rider with Alterna Capital Solutions, LLC. Under the terms of the IPSA, Alterna provides an advance of 85% of the amount of the purchased receivables to Foreland and during the time the receivables remain outstanding, is granted a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. The Rider provides a standby security for certain letters of credit in place with certain crude oil suppliers to Foreland. The letters of credit are adjusted periodically to correlate with the price and quantities of purchased heavy crude oil. The Agreement is secured by the sale-ready and pre-sale petroleum product inventory on hand at Foreland. Funds drawn under the Agreement accrue interest at a per annum rate equal to the sum of the Wall Street Journal Prime Rate plus 2.25%. In addition, a collateral monitoring fee of 0.17% on outstanding advances made is due monthly.

<u>Liability for Sale of Future Revenues</u>

As of December 31, 2024, the Company is party to eight agreements related to the sale of future revenues with Libertas Funding, LLC ("Libertas"), a total of five agreements remain outstanding and three agreements have been terminated. The agreements contain substantially the same terms and conditions and grant a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. Interest and discounts related to the agreements are amortized to expense over the estimated term of the agreements, which is anticipated to be between 10 to 12 months from the funding of each agreement.

Debt Summary

Debt Instrument Name	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
			Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Lines of Credit	Prime rate + 2.25%	2025	1,260,727	-	1,260,727	-	3,061,698	-	3,061,698	-
Sale of Future Revenues (Libertas)	Various	2025	5,082,977	-	5,082,977	-	4,631,740	-	4,631,740	-
Note Payable: LendSpark	Various	2025	1,747,213	-	1,747,213	-	646,169	-	646,169	-
Less:										
Debt Discount			(1,433,304)	-	(1,433,304)	-	(1,131,840)	-	(1,131,840)	-
Accumulated Amortization			152,506	-	152,506	-	31,736	-	31,736	-
Total			6,810,119	-	6,810,119	-	7,239,503	-	7,239,503	-

NOTE 6 – EQUITY

The Company has authorized 100,000 of common shares with a par value of $0.01 per share. All 100,000 common shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive ratably any or all assets remaining to be paid or distributed.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 23, 2025, the date these financial statements were available to be issued.

On April 23, 2025, Foreland Refining Corporation filed a Certificate of Amendment to its Articles of Incorporation with the State of Texas. This amendment authorized the issuance of an additional 75,000 shares of Preferred Stock, increasing the total authorized capital to 175,000 shares, consisting of 100,000 shares of Common Stock and 75,000 shares of Preferred Stock, each with a par value of $0.001 per share.

The Preferred Stock may be issued in one or more series as determined by the Board of Directors, with rights and privileges, including dividend preferences, redemption terms, liquidation preferences, and conversion rights to be designated by resolution of the Board prior to issuance.

The amendment was duly approved by written consent of the shareholders and unanimously approved by the Board of Directors on April 17, 2025, in accordance with Sections 21.052 and 21.364 of the Texas Business Organizations Code.